

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2020

Patrick Pedonti
Senior Vice President and Chief Financial Officer
SS&C Technologies Holdings, Inc.
80 Lamberton Road
Windsor, CT 06095

>   **Re: SS&C Technologies Holdings, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2019**
>   **Filed February 28, 2020**
>   **File No. 001-34675**

Dear Mr. Pedonti:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Notes to Consolidated Financial Statements
Note 18. Segment and Geographic Information, page 86

1.   Please provide us with an analysis of how you determined you have one operating/reportable segment. In your response, please address the following:
- Provide us with an organization chart together with a narrative that describes your management structure, including the identification of your CODM.
- Describe the role of the CODM and each of the individuals who report to the CODM. If the general managers of the various business units, as disclosed on your website, do not report to the CODM, please also describe their role and how they fit into your organizational structure.
- Explain the various forms of discrete financial information regularly reviewed by your CODM that is at a disaggregated or lower level than your consolidated results. Please describe the nature of any profitability information that is reviewed by your

CODM at a level lower than your consolidated results and explain how often this information is provided to and reviewed by your CODM.
- If lower level or disaggregated information is not regularly reviewed by the CODM, tell us who is responsible for allocating resources and assessing performance below the consolidated level and explain how that works.
- Tell us how often the CODM meets with his or her direct reports, the financial information the CODM reviews in conjunction with those meetings, the financial information discussed and who else attends such meetings.
- Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.
- Describe the basis for determining the compensation for each individual that reports to the CODM.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Kathleen Collins, Accounting Branch Chief at (202) 551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology